UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Announces Leadership Change - Eitan Oppenhaim to Succeed Gabi Seligsohn as President & CEO of Nova”.

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-73-229-5833 E-mail: info@novameasuring.com http://www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: info@ccgisrael.com

Company Press Release

NOVA ANNOUNCES LEADERSHIP CHANGE

EITAN OPPENHAIM TO SUCCEED GABI SELIGSOHN
AS PRESIDENT & CEO OF NOVA

Rehovot, Israel – June 19, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that Gabi Seligsohn, Nova's President & CEO, has informed the Board of Directors of his decision to step down from his position.

The Company also announced the Board of Directors’ decision to promote Eitan Oppenhaim, Nova's Executive Vice President, to become President and Chief Executive Officer, effective July 31, 2013.

Gabi Seligsohn’s decision comes after 7 years as President & CEO. During that period Seligsohn headed a growth strategy which led to significant growth in the Company’s net profitability and revenues.    His vision and leadership has transformed Nova from a single product OEM company to a multiproduct leading edge solution provider.

With more than 15 years of corporate leadership and relevant industry experience at several prominent companies, Mr. Oppenhaim is currently the Company’s Executive Vice President of the Global Business Group, heading all of Nova’s customer-facing activities.

“The past 15 years at Nova represent a most rewarding journey, both personally and professionally,” said SeIigsohn.  “I am extremely proud of what we have accomplished during my seven-year tenure as President & CEO. Our achievements will serve as a strong foundation on which to build the future of this great company, and I believe this is the right time for me to step down. I am delighted that the Board has decided to accept my recommendation that Eitan take my place at the helm. Our company is performing extremely well; we have an excellent seasoned management team, leading edge systems and technology and, most importantly, we have wonderful people across the entire organization.  Over the past several years, Eitan and I have worked closely to define a strategy for achieving the next big milestone, and I am confident in Eitan’s ability to lead the company to the next level and beyond.”

Dr. Michael Brunstein, Chairman of the Board at Nova, said, “Gabi brought the company to its high level of performance and market leadership position and he will be greatly missed. On behalf of the entire board of directors, I want to say how much we appreciate the innumerable contributions he has made to Nova during his tenure. One of his most outstanding accomplishments has been to build a strong organization with a passion for innovation, a sense of determination and a constant focus on excellence.  The Board has decided to nominate Eitan Oppenhaim as Gabi’s successor. Based on our experience working with Eitan over the last several years, we have every confidence that as President & CEO Eitan and the rest of the team will continue the excellent business and financial performance for which Nova has become known.”

Prior to joining Nova in 2010, Eitan Oppenhaim served in executive positions with several technology companies including Alvarion, Orbotech and Comverse. In his last position before joining Nova, he was the Vice President and Europe General Manager for Alvarion.  Before that he managed the overall business of Orbotech’s FPD Division. His background also includes extensive experience working in Asia, where most of Nova’s business is derived. He holds a BA in Economics and an MBA.

“It has been a privilege to work closely with Gabi during the past several years,” said Oppenhaim. Together we defined an ambitious vision and we have been executing to it day by day.  I share Gabi’s pride in what Nova’s team and its management have accomplished, as well as his view that our greatest days are still ahead. I look forward to the opportunity of leading the Company to new horizons”.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasuring.com.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to our lease agreements; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; risks related to quarterly fluctuations in our operating results; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.